June 29, 2012

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:  Universal Tracking Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 14, 2012

File No. 333-131224

Dear Ms. Collins:

Universal Tracking Solutions, Inc. is submitting this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated April 24, 2012 relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed February 24, 2012.

The filing referenced above was incorrectly filed without audited financials and without an evaluation of internal controls as required by Form 10-K. Please note that Universal Tracking Solutions is a voluntary filer. As a voluntary filer, our intent was to provide current financial information by filing an Annual Report on Form 10-K. While the 10-K can’t be withdrawn, Universal Tracking Solutions respectfully requests your understanding.

We will not be filing an amended 10-K at this time and the Company will not file future filings until such time it is required for the Company to do so.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (602) 290-9988 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Keith Tench
Keith Tench
CEO, CFO, and Chairman